Cohen Circle Acquisition Corp. I

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

September 20, 2024

VIA EDGAR TRANSMISSION

Cheryl Brown

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. I
Amendment No. 6 to Draft Registration Statement on Form S-1
Submitted August 12, 2024
CIK No. 0001894176

Dear Ms. Brown:

On behalf of Cohen Circle Acquisition Corp. I (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 3, 2024 relating to Amendment No. 6 to the Draft Registration Statement on Form S-1 of the Company confidentially submitted with the Commission on August 12, 2024. We are concurrently filing via EDGAR a live Registration Statement on Form S-1 (the “S-1”). The changes reflected in the S-1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the S-1 filed concurrently herewith.

Amendment No. 6 to Draft Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 1 and reissue the comment in part. Please revise your prospectus cover page to clarify that Nasdaq listing approval is a condition to your offering.

The Company has revised the prospectus cover page to clarify that Nasdaq listing approval is a condition to the closing of this offering.

September 20, 2024

2.	Please revise your prospectus cover page to provide the disclosures required by Item 1602(a)(2). In that regard, we note your disclosure on page 28 and elsewhere regarding limitations on redemption rights of shareholders holding more than 15% of the shares sold in this offering and your disclosure on page 40 regarding a $5,000,001 net tangible asset requirement. Also disclose the “limitations described herein” relating to the redemptions or provide a cross-reference to the detailed disclosure in the prospectus.

The Company acknowledges the Staff’s comment and has revised the prospectus cover page to describe the redemption limitations and cross-reference more detailed disclosure in the prospectus. The Company notes, however, that, consistent with the risk factor on page 44, “Risk Factors - We do not have a minimum net tangible asset requirement”, the Company’s charter does not contain a minimum net tangible asset requirement, accordingly, the Company has revised the risk factor on page 45.

3.	We note you disclose that non-managing sponsor investors have expressed an interest in purchasing up to an aggregate of approximately $[•] million of the units in this offering at the offering price (assuming the exercise in full of the underwriter’s over-allotment option). Please expand your disclosure to also disclose what percentage of the offering such expressions of interest represent and the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering. Additionally, please tell us whether the limited number of public investors would impact the company’s eligibility to list its securities on Nasdaq. Please provide appropriate risk factor disclosure, including the potential conflicts of interest with the sponsor non-managing members in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement units.

The Company has revised the prospectus cover page to disclose the percentage of the offering that such expressions of interest represent and the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering. The Company has further revised the prospectus cover page to disclose that it does not expect the purchase of units by the non-managing sponsor investors to negatively impact its eligibility to list its securities on Nasdaq. Finally, the Company has revised the risk factor on page 63 to disclose the potential conflicts of interest with the sponsor non-managing members in approving the business combination and otherwise exercising their rights as public shareholders.

Summary, page 5

4.	Please expand your disclosure on page 7 to describe the extent to which such compensation and securities may result in material dilution to public shareholders. Refer to Item 1602(b)(6) of Regulation S-K.

Pages 7 to 10 of the S-1 have been revised to expand the discussion relating to dilution resulting from compensation and securities issuances.

September 20, 2024

5.	Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. See Item 1602(b)(7) of Regulation S-K.

The Company has added language under Summary – Conflicts of Interest that discloses the nominal price paid for the founder shares and the conflicts of interest in determining whether to pursue a business combination.

6.	We note the disclosure that your sponsor, initial shareholders, directors, officers, advisors or their affiliates may purchase public shares in the open market either prior to or following the completion of your initial business combination and that the price per share in such purchases may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with your initial business combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

The Company has revised the S-1 on pages 16, 18, 26, 30, 48, 119, 121 and 146 to clarify the limitations and steps that would be taken in the event our sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares or warrants from public shareholders in order to ensure that such purchases would be structured in compliance with the requirements of Rule 14e-5.

To mitigate the risk that we might be deemed to be an investment company . . . , page 66

7.	We note your response to prior comment 9. Please revise your disclosure in this risk factor to also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

The Company has revised the risk factor titled “To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the trust account and instead to hold the funds in the trust account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the trust account, we would likely receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company” on page 71 of the S-1 to confirm that if the Company’s facts and circumstances change over time, it will update its disclosure to reflect how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

September 20, 2024

General

8.	Please disclose whether the non-managing sponsor investors’ units would be subject to a lock-up agreement, including a lock-up agreement with the underwriters.

The Company has included disclosure in the S-1 on pages 21, 64 and 102 to disclose that the non-managing sponsor investors’ shares will not be subject to a lock-up agreement.

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer Cohen Circle Acquisition Corp. I